LUSE GORMAN, PC

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

Washington, D.C. 20015

TELEPHONE (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2028	vcangelosi@luselaw.com

May 6, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Avidia Bancorp, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 25, 2025

File No. 333-285815

To Whom It May Concern:

On behalf of Avidia Bancorp, Inc. (the “Company”), filed herewith is its Pre-Effective Amendment No. 2 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which is marked pursuant to SEC Rule 472. The Staff’s comment, transmitted by letter dated May 2, 2025, is reproduced below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Loan Approval Procedures, Loans to One Borrower Limit and Lending Authority, page 79

1.   We note your disclosure on page 37 that your current underwriting standards have evolved since the $25 million land loan discussed in Loan Matter was originated. Please revise your disclosure here to discuss how your underwriting standards have evolved, including any change to the governance provided by the Executive Committee for outstanding loans to identify any other loans that may not meet your revised underwriting standards.

The requested disclosure has been added to page 71 of the Prospectus.

LUSE GORMAN, PC

United States Securities and Exchange Commission

Division of Corporation Finance

May 6, 2025

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

Enclosure

cc:	Victor Cecco, SEC

Robert Klein, SEC

Madeleine Joy Mateo, SEC

Christian Windsor, SEC

Robert D. Cozzone, Avidia Bancorp, Inc.

Barry H. Jensen, Avidia Bancorp, Inc.

Lawrence M.F. Spaccasi, Esq.

Kent M. Krudys, Esq.